Alston&Bird LLP
90 Park Avenue
New York, New York 10016

212-210-9400
Fax: 212-210-9444
www.alston.com

Mark F. McElreath	Direct Dial: 212-210-9595	E-mail: mmcelreath@alston.com

July 14, 2005

VIA:  UPS AND EDGAR

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
100 F. Street, N.E.
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549

Re:	XTL Biopharmaceuticals Ltd. Form 20-FR12G filed on May 12, 2005 File No. 0-51310

Dear Mr. Riedler:

At the request and on behalf of our client, XTL Biopharmaceuticals Ltd. (the “Company”), we hereby file, via EDGAR, responses to the Commission’s comment letter dated June 8, 2005, to the Company’s registration statement on Form 20-F (File No. 0-51310) (the “Registration Statement”). These responses have been prepared by the Company with the assistance of its legal counsel. As requested, these responses are keyed to correspond to the Commission’s comment letter. A copy of this letter, other supplemental materials referenced herein, a clean copy of the Registration Statement, and a copy of the Registration Statement marked to show changes from the Company’s original filing are being sent to the Commission via overnight mail. The page references in this letter are keyed to the marked version of the Registration Statement submitted in hard copy by overnight mail.

On July 7, 2005, the Company withdrew its initial Registration Statement to delay effectiveness until certain corporate governance measures required by The Nasdaq Stock Market were adopted by the Company. Therefore, the registration statement filed herewith, although a response to the Commission’s comments on the initial Registration Statement, constitutes a new and independent registration statement, which we refer to as “Amendment No. 1”. The references in this letter to the “Registration Statement” refer to the Registration Statement as amended by Amendment No. 1.

Capitalized terms used in the responses in this letter and not otherwise defined have the meaning set forth in the Registration Statement.

One Atlantic Center 1201 West Peachtree Street Atlanta, GA 30309-3424 404-881-7000 Fax: 404-881-7777	Bank of America Plaza 101 South Tryon Street, Suite 4000 Charlotte, NC 28280-4000 704-444-1000 Fax: 704-444-1111	3201 Beechleaf Court, Suite 600 Raleigh, NC 27604-1062 919-862-2200 Fax: 919-862-2260	601 Pennsylvania Avenue, N.W. North Building, 10th Floor Washington, DC 20004-2601 202-756-3300 Fax: 202-756-3333

XTL Biopharmaceuticals Ltd.
Form 20-FR12G filed on May 12, 2005; File No. 0-51310

Form 20-FR12G

General

1.
We note from your exhibit index that you intend to seek confidential treatment for certain exhibits. In that regard, please be advised that comments related to your request for confidential treatment will be delivered under separate cover. We will not be in a position to consider clearance of this registration statement until we resolve all issues concerning the confidential treatment request.

Response:

With Amendment No. 1 to the Registration Statement, we filed, in redacted form, all exhibits for which the Company is seeking confidential treatment, and submitted a request letter to the Commission in accordance with the Division of Corporation Finance Staff Legal Bulletin No. 1, as amended. We have also provided three copies of the request letter, original exhibits and redacted versions, for your review.

Forward-Looking Information, page 1

2.
It appears that much of this discussion is already included in the Risk Factor section of your document. In that regard, please revise to limit the discussion to a warning concerning forward-looking information.

Response:

Please refer to page 1 of the Registration Statement, which has been revised in response to your comment.

3.
We note your statement that you are claiming the “protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.” Please note that a company that is not subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 at the time a forward-looking statement is made cannot avail itself of the protections of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934. Therefore, please delete your statement.

Response:

Please refer to page 1 of the Registration Statement, which has been revised in response to your comment.

XTL Biopharmaceuticals Ltd.
Form 20-FR12G filed on May 12, 2005; File No. 0-51310

Risks Related to Our Business, page 4

4.
We note the language contained in your auditor’s report that “continuation of the Company’s current operations after utilizing its current cash reserves during 2006 is dependent upon the generation of additional financial resources, either through agreements for the commercialization of its product portfolio or through external financing.” It is unclear if the auditors have expressed a going concern opinion about your business. If the auditors have expressed a going concern opinion, please consider adding a separate risk factor discussing the risks and consequences stemming from the going concern opinion. In addition, please add disclosure in the risk factor entitled “If we are unable to obtain additional funds on terms favorable…” on page 9 to describe the effects your going concern may have on your ability to raise additional funds.

Response:

Kesselman & Kesselman, a Member of PricewaterhouseCoopers International Limited, the Company’s independent accountants, have concluded that substantial doubt about the Company’s ability to continue as a going concern for a period not to exceed one year beyond December 31, 2004, does not exist, and have therefore concluded that inclusion of the risk factor requested in your comment regarding the Company’s ability to continue as a going concern is not appropriate. Pursuant to AU 508.19 and Israeli standards on auditing number 58, the accountants have included the emphasis-of-a-matter paragraph regarding the Company’s liquidity matters and the potential for a cash shortage at the end of 2006, which is more than one year from December 31, 2004.

“We have a limited operating history and have incurred substantial operating losses…” page 4

5.
Please relocate the last full paragraph of this risk factor to a new risk factor discussing the fact that you have no products available for commercial sale, have never had any revenues from commercial sales and have relied on equity and debt financings to support your operations.

Response:

Please refer to page 4 of the Registration Statement, which has been revised in response to your comment.

XTL Biopharmaceuticals Ltd.
Form 20-FR12G filed on May 12, 2005; File No. 0-51310

“If third parties on which we rely for clinical trials do not perform as contractually…” page 5

6.
Please identify the independent clinical investigators and other third party service providers you refer to in this risk factor, if you materially rely on such individuals or entities. In addition, please describe the terms of any agreements you have with these third parties in the section entitled “Information About the Company,” and file any agreements you have with them as exhibits. In the alternative, please provide us with a detailed analysis explaining why any agreements you have with such third parties are not material to you.

Response:

Although the ability of the Company to have relationships with independent clinical investigators to conduct clinical trials is material to the Company’s business, and therefore warrants the disclosure contained in the referenced risk factor on page 5, the Company believes that the nature of the relationship between each individual investigator and the Company is not material and does not merit disclosure.

The Company uses thirteen individual centers to contract with non-exclusive independent investigators to conduct clinical trials, and has the ability to change from one investigative center to another without causing serious harm or interruption to the continued testing and development of the Company’s products. There are a number of investigators that the Company could use to conduct such clinical trials, and the choice of one investigator over another has little relevance to the ability of the Company to develop and market its drug products. Furthermore, at this time, the Company has only one drug undergoing clinical trials, HepeX-B, and these trials are being conducted by the Company through investigators at the direction, supervision and expense of the Company’s partner, Cubist Pharmaceuticals Inc. (“Cubist”). Investigative clinical trials for XTL-6865 and XTL-2125 are scheduled to commence by the end of this year, but the Company has yet to select independent investigators to conduct those trials.

“If the clinical data related to our drug candidates do not track positive preclinical…” page 5

7.
Please clarify what you mean by “relatively early stages of development.” Please also identify certain of your drug candidates in that stage. Please also identify the drugs that have not been tested in humans.

XTL Biopharmaceuticals Ltd.
Form 20-FR12G filed on May 12, 2005; File No. 0-51310

Response:

Please refer to page 5 of the Registration Statement, which has been revised in response to your comment.

“If our drug candidates do not receive the necessary regulatory approvals, we will…” page 6

8.	Please revise this risk factor heading to reflect that you have limited experience in conducting and managing clinical trials necessary to obtain regulatory approval.

Response:

Please refer to page 6 of the Registration Statement, which has been revised in response to your comment.

9.
Please also revise to indicate if you have any products candidates for approval before any agency, including any foreign agencies. If so, please revise to identify the agency, the product and the specific approval you are seeking.

Response:

Please refer to page 6 of the Registration Statement, which has been revised in response to your comment.

“Because we license in some of our proprietary technologies from third parties…” page 6

10.	Please identify the drug candidates and technologies that you refer to in this risk factor. Please also disclose the expiration date of the patent rights.

Response:

Please refer to pages 6 and 7 of the Registration Statement, which have been revised in response to your comment. Please note that to avoid extensive repetitive language in the risk factor, the Company has included cross-references to the disclosure in “Item 4: Information on the Company - Business Overview - Intellectual Property and Patents” on page 23 of the Registration Statement and “Item 4: Information on the Company - Business Overview - Licensing Agreements and Collaborations” on page 25 of the Registration Statement, which identify the drug candidates and proprietary technologies licensed in by the Company and the expiration dates of the patent rights of such drug candidates and proprietary technologies.

XTL Biopharmaceuticals Ltd.
Form 20-FR12G filed on May 12, 2005; File No. 0-51310

11.
Please indicate who has the obligation to protect and bear the cost of defending the licensed patent rights. In addition, in your section entitled, “Intellectual Property and Patents,” you should provide a detailed discussion that provides the material rights of you and the other party and the obligations and conditions necessary for you to maintain your license and corresponding use of the patent(s).

Response:

Please refer to pages 6 and 7 of the Registration Statement, which have been revised in response to your comment. Please also refer to the disclosure in “Item 4: Information on the Company - Business Overview - Licensing Agreements and Collaborations” on page 25 of the Registration Statement, which contains a detailed discussion of the rights and conditions of each licensed technology and corresponding patent(s).

12.	If you are aware of any potential issues related to your infringement or violation of another party’s patent, please revise to describe the situation.

Response:

Please refer to page 6 of the Registration Statement, which has been revised in response to your comment. Please note that to avoid extensive repetitive language in the risk factor, we have included a cross-reference to “Risk Factors: Risks Related to Our Intellectual Property” on page 11 of the Registration Statement.

13.
You also indicate that “under the terms of certain of our license agreements, we are required to obtain approval from such third parties in order to grant sublicenses to collaborative partners to develop or commercialize its products or products derived from its technologies.” Please identify the certain license agreements you are referring to in this risk factor.

Response:

Please refer to page 7 of the Registration Statement, which has been revised in response to your comment.

“If the third parties upon whom we rely to manufacture our products do not…” page 8

14.
Please revise to identify all manufacturers you currently substantially rely on to produce materials for your preclinical and clinical testing purposes. Additionally, revise your “Information About the Company” section to disclose the material terms of these agreements, and file the agreements as exhibits. If you have determined that you are not substantially dependent on them, provide us with analysis supporting this determination.

XTL Biopharmaceuticals Ltd.
Form 20-FR12G filed on May 12, 2005; File No. 0-51310

Response:

Although the ability of the Company to enter into third-party manufacturing agreements for the production of product candidates is material to the Company’s business, and therefore warrants the disclosure contained in the referenced risk factor on page 8, the Company believes that the identity of the chosen manufacturer and the nature of the relationship between each individual third-party manufacturer and the Company is not material and does not merit disclosure. The Company uses non-exclusive manufacturers to produce drug candidates for pre-clinical and clinical testing purposes and has the ability to change from one manufacturer to another without causing serious harm or interruption to the continued operation of the tests. There are a number of manufacturers that the Company could use to produce each drug candidate, and the choice of one manufacturer over another has little relevance to the ability of the Company to develop and market its products.

15.	Please also indicate whether these parties currently meet your manufacturing requirements for your pre-clinical and clinical trials.

Response:

Please refer to page 8 of the Registration Statement, which has been revised in response to your comment.

“If our competitors develop and market products that are less expensive, more…” page 9

16.
We note your statement that “[o]ther companies have products or drug candidates in various stages of pre-clinical or clinical development to treat diseases for which we are also seeking to discover and develop drug candidates.” Please identify these competitors.

Response:

Please refer to page 9 of the Registration Statement, which has been revised in response to your comment. Please note that to avoid extensive repetitive language in the risk factor, we have included a cross-reference to the disclosure in “Item 4: Information on the Company - Business Overview - Competition” on page 27 of the Registration Statement, which discusses competitors to the Company’s business.

XTL Biopharmaceuticals Ltd.
Form 20-FR12G filed on May 12, 2005; File No. 0-51310

“If we lose our key personnel or are unable to attract and retain additional…” page 9

17.
Please identify the key officers and management employees that you refer to in this risk factor. In addition, please indicate if you maintain any employment agreements with such individuals. If so, please disclose the material provisions of the employment agreements in the Directors, Senior Management and Employees section of your prospectus and file the agreements as exhibits to your registration statement.

Response:

Please refer to page 9 of the Registration Statement, which has been revised in response to your comment.

18.	Please also revise to disclose whether or not you currently have any key man life insurance.

Response:

Please refer to page 9 of the Registration Statement, which has been revised in response to your comment.

19.
To the extent that you have experienced difficulties attracting and retaining key personnel, please revise to discuss these difficulties. Also, disclose whether any key personnel have plans to retire or leave your company in the near future.

Response:

This comment is not applicable to the Company, as the Company has not experienced difficulties attracting and retaining key personnel and is not aware of any plans by any key personnel to retire or leave the Company in the near future.

“If we are unable to obtain additional funds on terms as favorable to us, or at all…” page 10

20.
You state that you anticipate needing additional funds. Please disclose how much additional funding you anticipate needing and when you intend to raise it. Please also include in your discussion the average amount of cash you are using on a monthly basis or expect to use on a monthly basis in connection with your research development efforts for the next 12-18 months.

XTL Biopharmaceuticals Ltd.
Form 20-FR12G filed on May 12, 2005; File No. 0-51310

Response:

Please refer to page 10 of the Registration Statement, which has been revised to include the Company’s projected monthly funding needs in response to your comment. At this time, the Company is considering pursuing various opportunities to raise additional funds, but no determination has been made of the amount of funding required, the method by which such funding would be obtained or the timing of that effort.

“Our current restructuring plan may not achieve the results we intend and may…” page 11

21.
We note that at March 31, 2005 you had 45 full time employees. Please indicate the number of full time employees you currently have as a result of your workforce reduction. Do you anticipate making additional workforce reductions in the next 12 months?

Response:

The disclosure of 45 full-time employees as of March 31, 2005, reflects the number of employees after the workforce reduction. Please refer to page 11 of the Registration Statement, which has been revised in response to your comment. Please note that to avoid extensive repetitive language in the risk factor, we have included a cross-reference to the disclosure in “Item 8: Financial Information - Significant Changes” on page 57 of the Registration Statement.

22.
Please also revise this risk factor to discuss that as part of the restructuring plan, you intend to defer all research and development activities not supporting the lead clinical programs until proof of concept has been achieved in at least one of the two lead programs. We note you have provided for this disclosure on page 53.

Response:

Please refer to page 11 of the Registration Statement, which has been revised in response to your comment. Please note that to avoid extensive repetitive language in the risk factor, we have included a cross-reference to the disclosure in “Item 8: Financial Information - Significant Changes” on page 57 of the Registration Statement.

“If we are unable to adequately protect our intellectual property…” page 11

23.
Since you have licensing rights in China for at least one intellectual property (see page 59 regarding your co-licensing rights in China for “Ab65”), disclose that some of the countries, such as China, in which you intend to do business do not protect a company’s intellectual property to the same extent as the United States or Israel.

XTL Biopharmaceuticals Ltd.
Form 20-FR12G filed on May 12, 2005; File No. 0-51310

Response:

Please refer to page 11 of the Registration Statement, which has been revised in response to your comment.

“If we are unable to adequately protect our intellectual property, third parties may…” page 11

24.
Please describe any current or pending patents. In your description, please disclose the expiration date of your key patents and the importance of each of the patents to your business. Please provide similar disclosure in the section entitled “Intellectual Property and Patents” on page 18.

Response:

Please refer to page 11 of the Registration Statement, which has been revised in response to your comment. Please note that to avoid extensive repetitive language in the risk factor, we have included a cross-reference to the disclosure in “Item 4: Information on the Company - Business Overview - Intellectual Property and Patents” on page 23 of the Registration Statement.

25.	Please disclose whether you have the obligation to protect and bear the cost of defending the patent rights you license from other companies and institutions.

Response:

Please refer to page 12 of the Registration Statement, which has been revised in response to your comment.

“Holders of our ordinary shares who are United States residents may be…” page 14

26.	Disclose whether you believe that you currently are or have been a PFIC during the periods examined (fiscal years 2002, 2003 and 2004).

Response:

Please refer to pages 14 and 73 of the Registration Statement, which have been revised in response to your comment.

“Our results of operations may be negatively affected by the obligation of…” page 16

27.	Disclose that under Israeli law male Israeli citizens are subject to compulsory military service until middle age.

XTL Biopharmaceuticals Ltd.
Form 20-FR12G filed on May 12, 2005; File No. 0-51310

Response:

Please refer to page 16 of the Registration Statement, which has been revised in response to your comment. Please note that, in principle, all Israeli citizens and residents are required to perform military service. Men are required to perform three years and women two years of “regular service.” Thereafter the law requires both men and women to be included in “reserve service” which may include a call up period each year. There is no alternative civilian service in Israel. Israeli citizens who are not of the Jewish faith, with the exception of male members of the Druze and Circassian minorities, are exempted from the requirement to serve in the Israeli Defense Forces. The Company believes that further specifics about the effect of compulsory military service upon the Company’s workforce cannot be determined, and therefore further disclosure is not necessary.

“Our results of operations may be adversely affected by inflation and foreign…” page 16

28.	Please quantify the percentage of your expenses incurred in New Israeli Shekels, if such amount is material.

Response:

Please refer to page 16 of the Registration Statement, which has been revised in response to your comment.

“We may not continue to be entitled to certain tax benefits from the Israeli government,” page 17

29.
Please explain what it means to be an “approved enterprise” under Israeli laws and regulations. Briefly also explain what it requires for you to receive “approved enterprise” status. Please also expand your discussion to discuss what certain reporting requirements you must meet in order to maintain the approved enterprise status.

Response:

Please refer to page 17 of the Registration Statement, which has been revised in response to your comment. Please note that to avoid extensive repetitive language in the risk factor, we have included a cross-reference to the disclosure in “Item 10: Additional Information - Taxation - Israeli Tax Considerations - Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959” on page 67 of the Registration Statement.

XTL Biopharmaceuticals Ltd.
Form 20-FR12G filed on May 12, 2005; File No. 0-51310

“It may be difficult to enforce a U.S. judgment against us, our officers or our…” page 17

30.	Please expand this risk factor to discuss in more detail the following:

•	the extent to which a U.S. investor can bring original actions in Israeli courts against the Company based on U.S. federal securities laws law; and
•
the extent to which an investor could enforce in an Israeli court U.S. court judgments based on the civil liability provisions of the U.S. federal securities laws against the Company or any of the above foreign persons.

In addition, if there is uncertainty regarding a particular matter, clearly identify those matters and state the reason(s) for the uncertainty.

Response:

Please refer to page 17 of the Registration Statement, which has been revised in response to your comment. Please note that to avoid extensive repetitive language in the risk factor, we have included a cross-reference to the disclosure in “Item 10: Additional Information - Memorandum and Articles of Association - Enforceability of Civil Liabilities” on pages 63-64 of the Registration Statement.

Item 4. Information on the Company, page 18

31.
We note your disclosure of the results of your preclinical and clinical trials throughout this section. Please revise your discussions to include appropriate caveats indicating that the results do not provide enough evidence regarding efficacy or safety to support an application with the FDA, that additional tests will be conducted and that subsequent results often do not corroborate earlier results.

Response:

Please refer to pages 19 and 34 of the Registration Statement, which have been revised in response to your comment.

HepeX-B (Product for the Prevention of Re-Infection of Hepatitis B)

32.
We note your disclosure that in “previous clinical studies, HepeX-B maintained serum antibody levels similar to HB1g, using significantly less protein, thus enabling the development of low-volume ‘patient-friendly’ formula.” Please indicate who conducted the “previous clinical studies.” Please also describe what the clinical studies entailed, including the number of patients who participated in the study, the duration of the study and any relevant statistical data.

XTL Biopharmaceuticals Ltd.
Form 20-FR12G filed on May 12, 2005; File No. 0-51310

Response:

Please refer to page 20 of the Registration Statement, which has been revised in response to your comment.

XTL-6865 and XTL-2125 (Products for Prevention of Re-Infection and Treatment for Hepatitis C), page 21

33.
Please provide us with third party documentation supporting the statistical and related information you make in the subsection entitled “Preventing Re-infection following Liver Transplant” and “Treating Chronic HCB.” These reports should be marked to indicate the supporting information. In addition, please cite the third party support in your document. If you are unable to provide us with the above requested third party support, please delete these statements.

Response:

Please refer to pages 21 and 22 of the Registration Statement, which have been revised in response to your comment. Please refer to the following for identification of source materials (we have provided separately to the Commission copies of the referenced sources not filed herewith):

XTL-6865 and XTL-2125 (Products for Prevention of Re-Infection and Treatment for Hepatitis C)

Preventing Re-infection following Liver Transplant

According to the Centers for Disease Control and Prevention (CDC), Hepatitis C is the leading cause of liver transplants in the U.S. [please refer to Source 1 attached hereto]. It is estimated that in 2004, over 2,000 liver transplants were performed in the U.S. in HCV positive patients, based upon data of the Organ Procurement and Transplantation Network, as of June 2005 [please refer to Source 2 attached hereto]. Although the HCV infected liver is removed during the transplant procedure, the newly transplanted healthy liver is re-infected with HCV from the patient’s serum. Re-infection occurs in all patients within days following the transplant. Recurrent HCV infection is a leading cause of graft failure. According to Professor M. Charlton, Transplant Center, Mayo Clinic Foundation, 10% of patients will die (or be re-transplanted) by year five due to recurrent HCV disease, and a further 30% of patients will have cirrhosis at the end of year five [please refer to Source 3 attached hereto].

There is no therapy available to prevent re-infection following a liver transplant. Once the liver has been re-infected, clinicians attempt to treat the recurrent disease. Response rate to this treatment is low (~20%), according to studies done at the Indiana University Medical Center and the Universite Paris-Sud, Hopital Paul Brousse [please refer to Source 4a and Source 4b attached hereto]. Therefore, re-infection following a liver transplant represents a significant unmet medical need.

XTL Biopharmaceuticals Ltd.
Form 20-FR12G filed on May 12, 2005; File No. 0-51310

One of the potential indications of XTL-6865 is preventing re-infection following a liver transplant. We estimate that a successful therapy for preventing re-infection with HCV following liver transplantation could reach annual worldwide sales of approximately $400 million.

Treating Chronic HCV

Chronic hepatitis C is a serious life-threatening disease, which affects around 170 to 200 million people worldwide, according to a Datamonitor Insight Into the Hepatitis C Market report in April of 2005 [please refer to Source 8 attached hereto]. We estimate that between eight to 10 million of these people reside in the U.S., Europe and Japan [please refer to Source 5 and Source 13 attached hereto]. According to the BioSeeker Group, 20% to 30% of chronic hepatitis patients will eventually develop progressive liver disease that may lead to decomposition of the liver or hepatocellular carcinoma (liver cancer) [please refer to Source 6 attached hereto]. According to the National Digestive Diseases Information Clearing House (NDDIC), each year 10,000 to 12,000 people die from HCV in the U.S. alone [please refer to Source 9 attached hereto]. The CDC predicts that by the end of this decade the number of deaths due to HCV in the U.S. will surpass the number of deaths due to AIDS [please refer to Source 5 attached hereto].

According to the BioSeeker Group, the present worldwide market for the treatment of chronic HCV is estimated at $3 billion and represents Interferon-based treatments [please refer to Source 7 attached hereto]. Interferon alpha was first approved for use against chronic hepatitis C in 1991. At present, the optimal regimen appears to be a 24 or 48 week course of the combination of Pegylated-Interferon and Ribavirin. In studies done at the Saint Louis University School of Medicine, a 24 week course of this combination therapy yielded a sustained response rate of approximately 40 to 45% in patients with genotype 1 (the most prevalent genotype in the western world according to the CDC [please refer to Source 11 and Source 12 attached hereto]) and a better sustained response with a 48 week course [please refer to Source 10 attached hereto]. Despite this improvement in response rates, approximately half of today's patient population in the U.S. and Europe does not respond to therapy and has no therapeutic alternative. Therefore, there is a significant unmet medical need in the treatment of HCV.

XTL Biopharmaceuticals Ltd.
Form 20-FR12G filed on May 12, 2005; File No. 0-51310

34.
Please provide us with the basis for your statement that you estimate “that a successful therapy for preventing re-infection with HCV following liver transplantation could reach annual worldwide sales of approximately $400 million.”

Response:

The present market size for antibody prophylaxis against HBV post liver transplant in the U.S. is at least $40M per year (based on 2004 year-end financial results of Nabi Biopharmaceuticals, a company involved in the production and sale of a Hepatitis B Immune Globulin (Human)). [please refer to Reference 34-A attached hereto]

The number of liver transplants due to HCV was more than eight times higher than HBV (2072 to 250). [please refer to Reference 34-B and Reference 34-C attached hereto, materials of the Organ Procurement and Transplantation Network].

Therefore, the U.S. potential for antibody prophylaxis against HCV post liver transplantation is at least $330M ($40M x 2072 / 250).

HCV prevalence in the E.U. is approximately 3.8 million [please refer to Reference 34-D attached hereto] versus 3.9 million in the U.S. [please refer to Reference 34-E attached hereto]. Assuming that HCV prevalence correlates with the number of transplants due to HCV, and assuming similar treatment rates and therapy prices, the E.U. market potential for antibody prophylaxis should approximate the size of the U.S. market. Therefore, the U.S. and E.U. markets combined for antibody prophylaxis against HCV post liver transplantation is at least $660M ($330M x 2).

The first product for this indication is expected to rapidly capture a significant market share (60%) = ~$400M.

XTL-6865, page 21

35.
Whenever you discuss the results of Phase II or III trials, you should define the groups you tested, provide measurements for the control group as compared to the group actually receiving the medication, and disclose what statistical analysis was performed and the degree of statistical significance found as measured by the p-values obtained. Please also explain what the P value measures in your document.

Response:

Please refer to page 22 of the Registration Statement, which has been revised in response to your comment.

XTL Biopharmaceuticals Ltd.
Form 20-FR12G filed on May 12, 2005; File No. 0-51310

XTL-6865 License, page 26

36.
Please expand your description of the agreements you have with DRK-Blutspendedienst Baden-Wurttemberg, Stanford University and Applied Immunogenetics LLC, to include the following information, to the extent applicable:

• All material rights and obligations of the parties to the agreement;
• Payments received/made to date;
• Additional aggregate potential payments;
• Any revenue sharing arrangements; and
• Expiration date and termination provisions.

Please note that aggregate licensing and aggregate milestone payments should be disclosed and quantified.

Response:

Please refer to page 26 of the Registration Statement, which has been revised in response to your comment. Please note that although the Company has added general aggregate information relating to payments received or made to date under the various agreements, this information is the subject of a confidential treatment request with regard to each of the agreements. All material terms of the agreements are otherwise provided in the Registration Statement.

XTL-2125 License, page 26

37.
We note your brief discussion concerning your agreement with B&C Biopharm Co., Ltd. It does not appear you filed this agreement as an exhibit, please do so in your next amendment. In addition, please expand your discussion to provide the conditions or requirements that you must maintain in order to maintain the license, the expiration date and termination provisions and the aggregate licensing and aggregate milestone payments you may pay under the agreement. If you do not believe such agreement is material to you, please provide us with a detailed analysis explaining the reasons.

Response:

The agreement with B&C Biopharm Co., Ltd. relates to an early stage product candidate for which the Company can estimate neither the future success rate of development nor potential future returns on the product. The Company has therefore determined that the agreement is not material.

XTL Biopharmaceuticals Ltd.
Form 20-FR12G filed on May 12, 2005; File No. 0-51310

Research and Development, Patents and Licenses, page 41

38.
We note that you have three products that are currently under development. Please expand your disclosure by referring to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII - Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii. Please disclose the following information for each of your major research and development projects:

a.	The costs incurred during each period presented and to date on the project;
b.	The nature, timing and estimated costs of the efforts necessary to complete the project;
c.	The anticipated completion dates;
d.	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
e.	The period in which material net cash inflows from significant projects are expected to commence.

Regarding a., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

Regarding a. and b., the “costs” discussed should include all costs that would be considered research and development costs under SFAS 2, regardless of whether: (i) you have presented these costs as costs of revenues or (ii) you have reduced these costs by amounts received under participations.

Regarding b. and c., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Response:

Regarding (a), please refer to page 44 of the Registration Statement, which has been revised in response to your comment.

XTL Biopharmaceuticals Ltd.
Form 20-FR12G filed on May 12, 2005; File No. 0-51310

Regarding (b) and (c), please refer to page 44 of the Registration Statement, which has been revised in response to your comment. Please also refer to the disclosure in the section entitled “Products Under Development” on pages 20-22 of the Registration Statement, for a discussion of the status of the clinical testing for each product currently under development.

Regarding (d), please refer to the risk factors entitled, “If we are unable to successfully complete our clinical trial programs for our drug candidates, or if such clinical trials take longer to complete than we project, our ability to execute our current business strategy will be adversely affected,”“If third parties on which we rely for clinical trials do not perform as contractually required or as we expect, we may not be able to obtain regulatory approval for or commercialize our product candidates,”“If the clinical data related to our drug candidates do not track positive preclinical or early clinical data, our corporate strategy and financial results will be adversely impacted,” and “We have limited experience in conducting and managing clinical trails necessary to obtain regulatory approvals. If our drug candidates do not receive the necessary regulatory approvals, we will be unable to commercialize our drug candidates,” on pages 5-6 of the Registration Statement. Please note that to avoid extensive repetitive language, we have included a cross-reference to this risk factor in the disclosure on page 44 of the Registration Statement.

Regarding (e), please refer to the page 44 of the Registration Statement, which has been revised in response to your comment. Please also refer to the risk factor entitled, “We have a limited operating history and have incurred substantial operating losses since our inception. We expect to continue to incur losses in the future and may never become profitable,” on page 4 of the Registration Statement. Please also refer to “Operating and Financial Review and Prospects - Overview” on pages 34-35 of the Registration Statement.

Item 6. Directors, Senior Management and Employees, page 43

39.
Please revise this section to disclose the existence of employment agreements. For each key employee or officer with whom you have employment contract, please disclose the date when the contract was executed and disclose the termination provisions or cross reference to your “Material Contracts” and provide the disclosure in that section.

Response:

Please refer to page 49 of the Registration Statement, which has been revised in response to your comment.

XTL Biopharmaceuticals Ltd.
Form 20-FR12G filed on May 12, 2005; File No. 0-51310

Compensation, page 49

40.
Supplementally advise whether you are required to disclose or in fact have otherwise disclosed in Israel the individual annual compensation for your executive officers and directors. See Form 20-F Item 6.B.1.

Response:

Except as described here, the Company is not obligated to disclose in Israel, and has not otherwise disclosed pursuant to London Stock Exchange disclosure requirements, the individual annual compensation for any of its current executive officers or directors for service in such capacity. Pursuant to London Stock exchange disclosure requirements, the Company has disclosed individual annual compensation for fiscal 2004 for two of its directors. However, those directors have advised the Company that, prior to the date of effectiveness of the Registration Statement, they will have resigned as directors of the Company.

41.
Provide the aggregate amount accrued or set aside for pension, retirement or other similar benefits for the named officers and directors during the most recently completed fiscal year. See Form 20-F Item 6.B.2.

Response:

Please refer to page 49 of the Registration Statement, which has been revised in response to your comment.

Item 7. Major Shareholders and Related Party Transactions, page 56

42.	Name the natural persons who hold investment or voting control of the shares held by Bank Julius Baer and Perpetual Income & Growth Investment Trust Inc.

Response:

There are two persons known by the company to own beneficially more than 5% of the Company’s outstanding ordinary shares: (1) Bank Julius Baer; and (2) Perpetual Income & Growth Investment Trust Inc. Both are large institutions with a diverse ownership base.

For more information regarding Bank Julius Baer, the 2004 annual report can be found at http://www.juliusbaer.com/?wm=m%2877%29.

The Perpetual Income & Growth Investment Trust Inc. is a United Kingdom fund of AMVESCAP PLC. For more information, the annual report may be found at http://www.amvescap.com/amvescap/invest/invest_report.html.

XTL Biopharmaceuticals Ltd.
Form 20-FR12G filed on May 12, 2005; File No. 0-51310

Item 10. Additional Information, page 58

Share Capital, page 58

43.	Please disclose the exercise price of the options outstanding.

Response:

Please refer to page 58 of the Registration Statement, which has been revised in response to your comment.

44.	Please disclose whether you have granted options pursuant to any licensing agreements and also disclose the exercise price of the options.

Response:

Please refer to page 58 of the Registration Statement, which has been revised in response to your comment. Please note that to avoid extensive repetitive language, we have included a cross-reference to the disclosure in “Item 6: Directors, Senior Management and Employees - Share Ownership - Share Option Plans” on page 54 of the Registration Statement.

Memorandum and Articles of Association, page 59

45.
Please expand this section to discuss the rights of shareholders to inspect the shareholders’ list, corporate minutes, financial records and other company documents. In addition, disclose whether Israeli law or your articles of association or bylaws:

•	Allow shareholders to approve corporate matters by written consent;
•	Allow shareholders to call special shareholder meetings;
•	Allow for the issuance of preferred stock or the adoption of poison pill devices or other measures that could prevent or delay a takeover; and
•	Whether Israeli law affords shareholders the right to institute actions on behalf of, or in the interest of the company.

Response:

Please refer to pages 59-64 of the Registration Statement, which have been revised in response to your comment.

XTL Biopharmaceuticals Ltd.
Form 20-FR12G filed on May 12, 2005; File No. 0-51310

46.
Please discuss the duties of your directors and officers under Israeli law. Also, indicate whether your directors and officers may be held liable for monetary damages or otherwise with respect to breaches of their duties to the company and/or shareholders.

Response:

Please refer to page 59 of the Registration Statement, which has been revised in response to your comment.

Item 19. Exhibits, page 84

47.	Please file your remaining exhibits with your next amendment or as soon as they become available as we will require some time to review the documents.

Response:

With Amendment No. 1 to the Registration Statement, we filed, in redacted form, all exhibits for which the Company is seeking confidential treatment, and submitted a request letter to the Commission in accordance with the Division of Corporation Finance Staff Legal Bulletin No. 1, as amended. We have also provided three copies of the request letter, original exhibits and redacted versions, for your review.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

48.
The last paragraph of the report appears to contain conditional language concerning the existence of substantial doubt about your ability to continue as a going concern, which appears to be prohibited by footnote 5 of AU Section 341. As such, please have your auditor revise their opinion to comply with AU Section 341.

Response:

Kesselman & Kesselman, a Member of PricewaterhouseCoopers International Limited, the Company's independent accountants, have concluded that substantial doubt about the Company’s ability to continue as a going concern for a period not to exceed one year beyond December 31, 2004 does not exist, and have therefore concluded that inclusion of the explanatory paragraph requested in your comment regarding the Company’s ability to continue as a going concern is not appropriate. Pursuant to AU 508.19 and Israeli standards on auditing number 58, the accountants have included the emphasis-of-a-matter paragraph regarding the Company’s liquidity matters and the potential for a cash shortage at the end of 2006, which is more than one year from December 31, 2004.

XTL Biopharmaceuticals Ltd.
Form 20-FR12G filed on May 12, 2005; File No. 0-51310

Report of Independent Registered Public Accounting Firm, page F-3

49.	Please have the auditor revise its opinion to indicate the city and country where it was issued, as required by Rule 2-02(a)(3) of Regulation S-X.

Response:

Please refer to page F-3 of the Registration Statement, where the auditor’s opinion has been revised to include the city and country of issuance.

50.
Please have the auditor justify for us why the date of their report is May 3, 2005 when they audited a period that ended on December 31, 2000. In so doing, please address AU Section 530.01, which says that the date of the report should generally be the date that field work was completed. If events occurred after completion of field work but before issuance of the report, please address how your financial statements provide the disclosures in AU Section 530.03 through .05 and have them address how their report complies with those Sections. In addition, if they have reissued the report, please address how your financial statements provide the disclosures in AU Section 530.06 through .08 and have them address how their report complies with those Sections.

Response:

On March 16, 2001, KPMG issued an audit report on the financial statements of the Company, as of and for the year ended December 31, 2000, and for the cumulative period from March 9, 1993 to December 31, 2000. This audit was performed in accordance with auditing standards generally accepted in Israel (Israeli GAAS). This audit was not performed in accordance with US GAAS.

In 2005, in connection with the Registration Statement, KPMG was engaged to report, in accordance with standards of the Public Company Accounting Oversight Board (United States) (PCAOB), on the cumulative period from March 9, 1993 to December 31, 2000. Issuance of a report in accordance with the standards of the PCAOB required the completion of certain additional procedures not performed under an audit performed in accordance with Israeli GAAS. KPMG’s report under the standards of the PCAOB was issued on completion of the additional procedures. The Company has been advised by KPMG that no matters were identified that would require adjustment to the net income, total shareholders’ equity or cash flows for the cumulative period from March 9, 1993 to December 31, 2000 as originally reported on under Israeli GAAS.

Note 1 - Significant Accounting Policies

i. Research and development costs and participations, page F-15

51.	Please elaborate on how you account for payments to sub-contractors to address the nature, extent, and uncertainties of any material estimates made in your accounting.

XTL Biopharmaceuticals Ltd.
Form 20-FR12G filed on May 12, 2005; File No. 0-51310

Response:

Please refer to page F-15 of the Registration Statement, where note 1j has been revised to remove the word “payments.” Expenses to subcontractors are carried to income as incurred.

*  *  *

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at the telephone number above.

Sincerely,

/s/ Mark F. McElreath
Mark F. McElreath

Cc:     Jonathan Burgin, Chief Financial Officer, XTL Biopharmaceuticals Ltd.
Ronen Kantor, Kantor & Co. Law Offices
Arieh Vaizler, Kesselman & Kesselman, CPA

Enclosures